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                             May 19, 2020

       Daniel E. Bachus
       Chief Financial Officer
       Grand Canyon Education, Inc.
       2600 W. Camelback Road
       Phoenix, Arizona 85017

                                                        Re: Grand Canyon
Education, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 20,
2020
                                                            Form 10-Q for the
Interim Period Ended March 31, 2020
                                                            Filed May 7, 2020
                                                            File No. 001-34211

       Dear Mr. Bachus:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Liquidity, Capital Resources, and Financial Position
       Cash Flows
       Operating Activities, page 51

   1. It appears from the statement of cash flows changes in assets and liabilities, which includes working
capital items, between 2019 and 2018 of $101.6 million is the substantial cause of
the $107.3 million, or 54%, increase in 2019 operating cash flows compared to 2018.
Please revise your disclosure to discuss the material items and the associated
underlying factors contributing to the variance. Refer to IV.B.1 of SEC
                                                        Release No. 33-8350 for
guidance. Quantify any factors cited, pursuant to section 501.04 of the staff's
Codification of Financial Reporting. Additionally, define what you consider to be your working
capital.
 Daniel E. Bachus
Grand Canyon Education, Inc.
May 19, 2020
Page 2
Form 10-Q for the Interim Period Ended March 31, 2020

Notes to the Consolidated Financial Statements
Revenue Recognition, page 13

2. It appears from your disclosures you generate service revenue from two primary sources -
         GCU and Orbis. You disclose that GCU is your most significant university partner for which a reduction of revenue would have a material impact on your consolidated revenues, operating income and margins. Other disclosures also note various factors affecting the timing and relative amount of revenue recognized between these sources. In your Q1 2020 earnings call you highlight certain aspects of each of these
         sources of revenue, for example Orbis's revenue growth percentage, adjusting revenue and earnings guidance due to the lower anticipated revenue on the GCU contract, reduced revenue from other university partners (presumably generated through Orbis), and your percentage share of ancillary revenues, including room and board, associated with GCU.
         In view of the preceding, please explain to us your consideration of presenting disaggregated revenue for the aforementioned sources or other sources as appropriate pursuant to ASC 606-10-50-5 to enable users to understand the nature, amount, timing, and uncertainty of your revenue and cash flows arising from your contracts with customers.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Theresa Brillant at 202-551-3307 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameDaniel E. Bachus                            Sincerely,
Comapany NameGrand Canyon Education, Inc.
                                                              Division of
Corporation Finance
May 19, 2020 Page 2                                           Office of Trade &
Services
FirstName LastName